UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

England and Wales
(Jurisdiction of Incorporation)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release entitled Q3 Trading Statement dated November 10, 2022

99.1

2022 Q3 Trading Statement1
Three months ended 30 September 2022

Another quarter of strong growth underpinned by positive volume/mix
●         Q3 Reported revenue +16.1%; organic +8.1% with 5.5% price, 2.6% volume/mix
●         9m Reported revenue +14.4%; organic +10.3% with 4.0% price, 6.3% volume/mix
●         E-commerce 9% of total revenue with continued growth in the high teens
●         Healthy power brand Q3 organic revenue growth +7.4%; 9m +11.3%

Pricing and efficiencies offsetting inflationary pressures
●         Q3 Reported operating profit +12.2% to £569m; margin 19.7% down 70bps
●         Q3 Adjusted operating profit2 increased 14.9% to £725m
o Margin 25.1% down 20bps on a reported basis; down 90bps constant currency
o Pricing and increased efficiencies fully offset inflationary pressures
o Decline due to guided standalone costs and adverse transactional FX

Increased financial flexibility despite adverse currency
●         Net debt £10,784m; further £250m of £1.5bn term loan recently repaid

Upgrade to full year guidance
●         FY22 organic revenue growth now expected at 8.0-8.5%
●         FY Adjusted operating profit margin2 expected to be slightly above last year at actual exchange rates (FY21: 22.8%), given recent favourable translational FX movements3

Brian McNamara, Chief Executive Officer, Haleon said:
"Haleon delivered another strong quarter of growth in Q3 with 8% organic revenue growth and double digit growth for the nine months, with increased pricing through the year and continued positive volume/mix. We saw accelerated growth in the third quarter in Oral Health, whilst strong comparatives in Vitamins, Minerals and Supplements resulted in category revenue down slightly overall sales were similar to earlier quarters. Respiratory performance was strong given sustained incidences of Covid and cold and flu combined with successful innovation. Looking ahead given this positive momentum, we now expect FY organic revenue to be between 8.0-8.5% and have updated margin expectations for more favourable currency.
Overall Haleon is demonstrating its strength in a challenging market environment. Whilst macroeconomic conditions remain volatile and uncertain, we remain confident that the quality of our portfolio, disciplined execution of our strategy, and continued investment will enable Haleon to deliver on medium term guidance."

Adjusted results			Reported results
Period ended 30 September (unaudited)	2022	vs 2021		2022	vs 2021
Three months Organic revenue growth2		8.1%	Three months revenue	£2,892m	16.1%
Nine months Organic revenue growth2		10.3%	Nine months revenue	£8,080m	14.4%

1. All numbers within the release are unaudited and are organic unless referenced otherwise. The commentary in this announcement contains forward looking statements and should be read in conjunction with the cautionary note on page 8
2. Organic revenue growth, Adjusted operating profit, Adjusted operating profit margin are non-IFRS measures; definitions and calculations of non-IFRS measures can be found on pages 8-12
3. Assuming spot rates as at 31 October 2022 are sustained

Outlook

FY22 organic revenue growth now expected at 8.0-8.5%.

At H1 Results we guided to FY22 adjusted operating profit margin slightly down at constant currency. Operational performance remains as expected with pricing and increased efficiencies fully offsetting inflationary pressures, albeit we now would expect an increase in the adverse transactional FX impact from recent currency movements of up to 30bps.

Adjusted operating margin in FY22 is now expected to be slightly above last year at actual exchange rates (FY21: 22.8%), given recent favourable translational FX movements3.

Presentation for analysts and shareholders:

A short presentation followed by Q&A will be hosted by Tobias Hestler, Chief Financial Officer and Sonya Ghobrial, Head of Investor Relations at 9am GMT (10am CET) on 10 November 2022, which can be accessed at www.haleon.com/investors.

For analysts and shareholders wishing to ask questions on the Q&A call, please use the dial-in details below which will have a Q&A facility:

UK:	0800 640 6441
US:	+1 855 9796 654
All other:	+44 203 936 2999
Passcode:	724755

An archived webcast of the Q&A call will be available later on the day of the results and can be accessed at www.haleon.com/en/investors/

Financial reporting calendar
FY 2022 Results	March 2023
Q1 2023 Trading Statement	May 2023
HY 2023 Results	August 2023

Enquiries
Investors		Media
Sonya Ghobrial	+44 7392 784784	Zoe Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Nidaa Lone	+44 7841 400607
Emma White	+44 7823 523562	Gemma Thomas	+44 7721 376006
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon plc

Haleon (LSE / NYSE: HLN) is a global leader in consumer health, with brands trusted by millions of consumers globally. The Group employs over 22,000 people across 170 markets, who are united by Haleon's purpose - to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Other. Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding. For more information please visit www.haleon.com

Operational review

Revenue by product category for the three months ended 30 September 2022:

	Revenue (£m)		Revenue change (%)
	2022	2021	Reported	Constant currency1	Organic1
Oral Health	787	701	12.3%	7.0%	6.7%
VMS	437	404	8.2%	(1.1%)	(1.4%)
Pain Relief	648	581	11.5%	4.2%	3.6%
Respiratory Health	457	326	40.2%	30.5%	30.2%
Digestive Health and Other	563	478	17.8%	7.1%	8.4%
Group revenue	2,892	2,490	16.1%	8.1%	8.1%

1. Definitions and calculations of non-IFRS measures can be found on pages 8-12.

Key category performance was as follows:

Oral Health

●     Sensodyne delivered mid-single digit revenue growth reflecting underlying brand strength, continued innovation and strong growth across key markets including Middle East and Africa. China was up mid-single digit with disruption from COVID-19 lockdowns persisting but with reduced impact. US was down low-single digit lapping the advance purchasing ahead of pricing in Q4 2021.
●     Parodontax saw low-double digit revenue growth across key markets such as the US and UK as well as over thirty-percent growth in Middle East and Africa.
●     Denture Care revenue was up mid-teens percent helped by a favourable prior year comparative driven by market conditions and competitive pressure.

VMS

●     Although Centrum and Emergen-C revenues were in line with prior quarters, growth was down mid-single and low-teens percent respectively. This was as expected given last year's particularly strong comparatives as a result of successful innovations and improved capacity in the US, that allowed restocking for retailers.
●     Caltrate sales increased high-single digit driven by China.

Pain Relief

●     Panadol revenue was up low-single digit with good growth in Australia, India and Central & Eastern Europe offset by a decline in South East Asia and Middle East & Africa.
●     Advil growth was up high-single digit benefitting from recent price increases combined with continued market activation.
●     Voltaren growth was stable with double digit growth in China and US offset by a decline in Germany.

Respiratory Health

●     Strong increased consumption of both cold and flu and nasal decongestants due to continued elevated incidences of cold and flu and COVID-19 persisting through Q3 as well as advanced purchasing ahead of Q4. Cold and flu sales added 3% to group revenue growth in the third quarter.
●     Otrivin and Theraflu both grew over 35%.  Theraflu growth primarily driven by US and Otrivin up over 80% in Middle East & Africa.
●     Flonase saw mid-teens percent growth; up over 20% in US.

Digestive Health and Other

●     Digestive Health which is around half of this reported product category saw mid-single digit growth supported by high-single digit growth in Tums and Eno.
●     Smokers health and skin health brands grew high-single digit underpinned by the addition of a new distribution channel for Chapstick.

Geographical segment performance

Revenue by geographical segment for the three months ended 30 September:

	Revenue (£m)		Revenue change (%)
	2022	2021	Reported	Constant currency1	Organic1	Price1	Vol/Mix1
North America	1,101	929	18.5%	2.9%	2.9%	4.2%	(1.3)%
EMEA and LatAm	1,136	1,004	13.1%	11.9%	12.2%	8.3%	3.9%
APAC	655	557	17.6%	10.1%	9.0%	2.7%	6.3%
Group	2,892	2,490	16.1%	8.1%	8.1%	5.5%	2.6%

1.     Price and Volume/Mix are components of Organic Revenue Growth. Definitions and calculations of non-IFRS measures can be found on pages 8-12.

North America

●     Organic revenue growth in North America was +2.9%, with +4.2% price and -1.3% volume/mix. The volume/mix decline was driven by a tough prior year comparator due to US advance purchasing ahead of the Q4 price increases in 2021 which added approximately 2% to growth in Q3 2021 as well as prior year retailer inventory restocking.
●     Oral Health - revenue down low-single digit, with Sensodyne down mid single digit lapping the advance purchasing ahead of the pricing in Q4 2021. Good growth in Denture Care and parodontax.
●     VMS - revenue down high-teens percent due to Centrum and Emergen-C cycling prior year comparators of over 45% and 55% respectively as a result of successful innovations and improved capacity in the US that allowed restocking for retailers.  Underlying consumption remained broadly steady throughout the year.
●     Pain Relief - high-single digit revenue growth underpinned by Advil benefitting from recent price increases combined with continued market activation. Voltaren revenue grew mid-teens percent.
●     Respiratory Health - revenue up mid-twenties percent helped by sustained incidences of cold and flu and COVID-19 along with favourable retailer stocking patterns, pricing and successful market activation.  Theraflu, Flonase and Robitussin revenue growth were particularly strong due to successful rollout of new innovations including Theraflu Max Strength and Flonase Headache & Allergy Relief.
●     Digestive Health and Other - revenue up mid-single digit primarily due to adding a new value distribution channel for Chapstick, strong Tums performance, pricing, and also the benefit from favourable comparatives last year given supply constraints.

Europe, Middle East & Africa (EMEA) and Latin America (LatAm)

●     Organic revenue growth in EMEA and LatAm was 12.2%, with 8.3% price and 3.9% volume/mix.
●     Oral Health - low-double digit revenue growth underpinned by a double digit increase in Sensodyne and strong growth in both parodontax and Denture Care.
●     VMS - low-double digit revenue growth supported by high teen percent growth in Centrum underpinned by continued successful activation in new markets.
●     Pain Relief - low-single digit revenue decline largely reflecting a mid-single digit decline in Voltaren.  Panadol was down low-single digit due to a challenging prior year comparator as well as in quarter shipment phasing.
●     Respiratory Health - revenue up over 35% due to a strong performance by Otrivin and Theraflu driven by sustained incidences of cold and flu and COVID-19, as well as increased retailer stocking ahead of the cold and flu season.
●     Digestive Health and Other - revenue up double digit with good growth across all categories.
●     Continuing the momentum from H1, over 40% revenue growth in Latin America as well as over 20% growth in Middle East & Africa underpinned Q3 revenue. Additionally, Europe revenue increased high single digit, underpinned by high single digit revenue growth in Northern and Southern Europe as well as high-teens percent revenue growth in Central and Eastern Europe, partly offset by a decline in Germany.

Asia-Pacific

●     Organic revenue growth in Asia-Pacific was 9.0%, with 2.7% price and 6.3% volume/mix.
●     Oral Health - low-double digit revenue growth in Oral Health underpinned by double digit growth in parodontax and Denture Care and high-single digit growth in Sensodyne.
●     VMS - mid-single digit revenue growth primarily driven by Caltrate and continued successful consumer education campaigns as well as premiumisation of the portfolio, partly offset by a low-single digit decline in Centrum.
●     Pain Relief - revenue grew low double digit reflecting strong Voltaren growth in China benefitting from distribution expansion, pricing and digital activation. Over 50% growth in local strategic brands driven by post lockdown resupply to trade.
●     Respiratory Health -revenue up high-teens percent with consumer advance purchasing ahead of the  cold and flu season.
●     Digestive Health and Other - revenue up mid-single digit.  Skin health up high-single digit offset by weakness in Digestive and Smokers health.
●     Performance in South-East Asia, Taiwan and India were particularly strong in Q3. China grew high single digit with COVID-19 lockdowns and disruption persisting but to a lesser extent than Q2.

Operating profit and margin

Operating profit increased by 12.2% to £569m (Q3 2021: £507m), and operating profit margin was down (70)bps to 19.7% (Q3 2021: 20.4%). Adjusted operating profit increased by 14.9% at actual exchange rates to £725m (Q3 2021: £631m), an increase of 4.1% at constant currency.

Adjusted operating margin of 25.1% declined 90 basis points at constant currency or 20 basis points at actual exchange rates. The positive benefit from pricing and volume/mix leverage from revenue combined with efficiencies fully offset commodity costs and inflationary pressures.  The decline in margin was driven by standalone costs as expected and adverse transactional FX largely related to the Swiss Franc and US Dollar strength.

Across the regions, Asia Pacific adjusted operating margin declined driven by higher commodity costs, inflationary cost pressures, increased freight and new standalone costs only partly offset by positive leverage from revenue growth. EMEA and LatAm adjusted operating margin increased helped by broad-based sales growth and cost efficiencies only partly offset by standalone costs and incremental freight and commodities inflation. North America adjusted operating margin declined, as a result of inflationary impacts on commodity and freight prices as well as standalone costs.

Overall, cold and flu sell in was indicative of a typical Q3 with associated lower A&P.

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE THREE MONTHS ENDED 30 SEPTEMBER (unaudited)
	2022	2021
	£m	£m

Revenue	2,892	2,490
Cost of sales	(1,073)	(933)
Gross profit	1,819	1,557

Selling, general and administration	(1,196)	(997)
Research and development	(82)	(74)
Other operating income	28	21
Operating profit	569	507

Finance income	7	4
Finance expense	(81)	(4)
Net finance costs	(74)	-

Profit before tax	495	507

Income tax	(130)	(125)

Profit after tax for the period	365	382
Profit for the period attributable to:
Shareholders of the Group	345	371
Non-controlling interests	20	11

Appendix I

Cautionary note regarding forward-looking statements
This document contains certain statements that are, or may be deemed to be, "forward-looking statements" (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934).  Forward-looking statements give Haleon's current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon's actual results may differ materially from what is expressed or implied by such forward-looking statements. Forward-looking statements sometimes use words such as "expects", "anticipates", "believes", "targets", "plans" "intends", "aims", "projects", "indicates", "may", "might", "will", "should", "potential", "could" and words of similar meaning (or the negative thereof).  All statements, other than statements of historical facts, included in this presentation are forward-looking statements.  Such forward-looking statements include, but are not limited to, statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this document. These forward-looking statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon's control or precise estimate. Such risks, uncertainties and other factors that could cause Haleon's actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to, those discussed under "Risk Factors" on pages 17 to 45 of Haleon's prospectus and under "Risk Factors" in Haleon's Registration Statement on Form 20-F. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Subject to our obligations under English and U.S. law in relation to disclosure and ongoing information (including under the Market Abuse Regulations, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority ("FCA")), we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult any additional disclosures that Haleon may make in any documents which it publishes and/or files with the SEC and take note of these disclosures, wherever you are located.

No statement in this document is or is intended to be a profit forecast or profit estimate.

Use of non-IFRS measures (unaudited)

We use certain alternative performance measures to make financial, operating, and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance. Adjusted Results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

Adjusted results (unaudited)

Adjusted Results comprise Adjusted gross profit, Adjusted gross profit margin, Adjusted operating profit, Adjusted operating profit margin, Adjusted profit before taxation, Adjusted profit after taxation, Adjusted profit attributable to shareholders, Adjusted basic earnings per share, Adjusted diluted earnings per share, Adjusted cost of sales, Adjusted Selling, General and Administration ("SG&A"), Adjusted Research and Development ("R&D"), Adjusted other operating income, Adjusted net finance costs, Adjusted taxation charge, and Adjusted profit attributable to non-controlling interests. Adjusted Results exclude Net amortisation and impairment of intangible assets, Restructuring costs, Transaction-related costs, Separation and Admission costs, and Disposals and other costs, in each case net of the impact of taxes (where applicable) (collectively, the "Adjusting Items", which are defined later in this section).

Management believes that Adjusted Results, when considered together with the Group's operating results as reported under IFRS, provide investors, analysts and other stakeholders with helpful complementary information to understand the financial performance and position of the Group from period to period and allow the Group's performance to be more easily comparable.

The following tables set out a reconciliation between IFRS and Adjusted Results for the three-month period ended 30 September 2022 and 30 September 2021:

£m Three months ended 30 September 2022	IFRS results	Net amortisation and impairment of intangible assets1	Restructuring costs2	Separation and admission costs3	Disposals and others4	Adjusted results
Revenue	2,892	-	-	-	-	2,892
Cost of sales	(1,073)	10	2	-	3	(1,058)
Gross profit	1,819	10	2	-	3	1,834
Gross profit margin %	62.9%					63.4%
Selling, general and admin	(1,196)	-	3	142	24	(1,027)
Research and development	(82)	-	(2)	-	-	(84)
Other operating income	28	-	1	-	(27)	2
Operating profit	569	10	4	142	-	725

£m Three months ended 30 September 2021	IFRS results	Net amortisation and impairment of intangible assets1	Restructuring costs2	Separation and admission costs3	Disposals and others4	Adjusted results
Revenue	2,490	-	-	-	-	2,490
Cost of sales	(933)	15	11	-	-	(907)
Gross profit	1,557	15	11	-	-	1,583
Gross profit margin %	62.5%					63.6%
Selling, general and admin	(997)	-	17	73	10	(897)
Research and development	(74)	9	10	-	-	(55)
Other operating income	21	-	-	-	(21)	-
Operating profit	507	24	38	73	(11)	631

1.  Net amortisation and impairment of intangible assets: Includes impairment of intangible assets and amortisation of intangible assets excluding computer software. Amortisation and impairment of intangible assets arising from intangible assets acquired in business combinations are adjusted to reflect the performance of the business excluding the effect of acquisition accounting.

2.   Restructuring costs: Includes amounts related to business transformation activities.

3.   Separation and Admission costs: Includes amounts incurred in relation to and in connection with the separation and listing of the Group as a standalone business.

4.  Disposals and others: Includes gains and losses on disposals of assets and businesses and other items.

Constant currency (unaudited)

The Group's presentation currency is Pounds Sterling, but the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the change in results from one year to the next, the Group discusses its results both on an "as reported basis" or using "actual exchange rates" ("AER") (local currency results translated into Pounds Sterling at the prevailing foreign exchange rate) and using constant currency exchange rates ("CER"). To calculate results on a constant currency basis, the Group restates current year comparatives translating the income statements of consolidated entities from their non-Sterling functional currencies to Pounds Sterling using prior year exchange rates. The impact of exchange rate movements related to transactions entered into by consolidated entities in currencies other than their functional currency is not adjusted for when calculating results on a constant currency basis. The currencies which most influence the constant currency results of the Group and their exchange rates are shown in the below table.

	Nine months to 30 September
	2022	2021
Average rates:
US$/£ .. . . . . . . . . . . . . . . . . . . . .	1.26	1.38
Euro/£ .. . . . . . . . . . . . . . . . . . . . .	1.18	1.15
Swiss Franc/£ . . . . . . . . . . . . . . .	1.19	1.26
CNY/£ .. . . . . . . . . . . . . . . . . . . . .	8.27	8.94

Organic revenue growth (unaudited)

Organic revenue growth represents the change in organic revenue at CER from one accounting period to the next. Organic revenue represents revenue, as determined under IFRS but excluding the impact of acquisitions, divestments and closures of brands or businesses, revenue attributable to manufacturing service agreements ("MSAs") relating to divestments and the closure of sites or brands, and the impact of currency exchange movements.

Revenue attributable to MSAs relating to divestments and production site closures has been removed from organic revenue because these agreements are transitionary and, with respect to production site closures, include a ramp-down period in which revenue attributable to MSAs gradually reduces several months before the production site closes. This revenue reduces the comparability of prior and current year revenue and is therefore adjusted for in the calculation of organic revenue growth.

Organic revenue is calculated period-to-period as follows, with prior year exchange rates to restate current year comparatives:

-  current year organic revenue excludes revenue from brands or businesses acquired in the current accounting period;
-  current year organic revenue excludes revenue attributable to brands or businesses acquired in the prior year from 1 January of the comparative period to the date of completion of the acquisition;
-  prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period;
-  prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the previous accounting period in full; and
-  prior year and current year organic revenue excludes revenue attributable to MSAs relating to divestments and production site closures taking place in either the current or prior year, each an "Organic Adjustment".

To calculate organic revenue growth for the period, organic revenue for the prior year is subtracted from organic revenue in the current year and divided by organic revenue in the prior year.

The Group believes that discussing organic revenue growth contributes to the understanding of the Group's performance and trends because it allows for a year-on-year comparison of revenue in a meaningful and consistent manner.

Organic revenue growth by individual region is further discussed by price and volume/mix changes, which are defined as follows:

-  Price: Defined as the variation in revenue attributable to changes in prices during the period. Price excludes the impact to organic revenue growth due to (i) the volume of products sold during the period and (ii) the composition of products sold during the period. Price is calculated as current year net price minus prior year net price multiplied by current year volume. Net price is the sales price, after deduction of any trade, cash or volume discounts that can be reliably estimated at point of sale. Value added tax and other sales taxes are excluded from the net price.

-  Volume/Mix: Defined as the variation in revenue attributable to changes in volumes and composition of products sold in the period.

The following tables reconcile reported revenue growth for the three-month period ended 30 September 2022 and 2021 to constant currency and organic revenue for the same period by geographical segment and product category:

	Geographical Segments
Three months ended 30 September 2022 vs 2021 (%)	North America	EMEA and LatAm	APAC	Total
Revenue Growth	18.5	13.1	17.6	16.1
Organic Adjustments	0.1	0.6	(1.3)	-
of which:
Effect of Acquisitions	-	-	(1.5)	(0.3)
Effect of Disposals	-	0.2	-	0.1
Effect of MSAs	0.1	0.4	0.2	0.2
Effect of Exchange Rates	(15.7)	(1.5)	(7.3)	(8.0)
Organic Revenue Growth	2.9	12.2	9.0	8.1
Price	4.2	8.3	2.7	5.5
Volume/Mix	(1.3)	3.9	6.3	2.6

	Product Categories
Three months ended 30 September 2022 vs 2021 (%)	Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health and Others	Total
Revenue Growth	12.3	8.2	11.5	40.2	17.8	16.1
Organic Adjustments	(0.2)	(0.5)	(0.5)	(0.4)	1.4	-
of which:
Effect of Acquisitions	(0.2)	(0.5)	(0.8)	-	(0.1)	(0.3)
Effect of Disposals	-	-	0.3	(0.4)	0.2	0.1
Effect of MSAs	-	-	-	-	1.3	0.2
Effect of Exchange Rates	(5.4)	(9.1)	(7.4)	(9.6)	(10.8)	(8.0)
Organic Revenue Growth	6.7	(1.4)	3.6	30.2	8.4	8.1

Net debt (unaudited)

Net debt at a period end is calculated as short-term borrowings (including bank overdrafts and short-term lease liabilities), long-term borrowings (including long-term lease liabilities), and derivative financial liabilities less cash and cash equivalents and derivative financial assets.

Net debt as at 30 September 2022 was £10,784m compared to £10,707m on 18 July 2022 at demerger. This included an adverse foreign exchange impact from the US Dollar and the £750m repayment of the £1.5bn term loan.

Management analyses the key cash flow items driving the movement in net debt to understand and assess cash performance and utilisation in order to maximise the efficiency with which resources are allocated. The analysis of cash movements in net debt allows management to more clearly identify the level of cash generated from operations that remains available for distribution after servicing the Group's debt. Net debt is calculated as follows:

	As at 30 September 2022	As at 30 June 2022
	£m	£m
Cash and cash equivalents and liquid investments	1,092	1,334
Short-term borrowings	(684)	(332)
Long-term borrowings	(11,353)	(9,918)
Derivative financial assets	321	146
Derivative financial liabilities	(160)	(66)
Net Debt	(10,784)	(8,836)

Appendix II - Nine months ended 30 September 2022

The information included in this Appendix II is being made public this quarter to satisfy Haleon's obligations under the Registration Rights Agreement entered into on 1 June 2022 among Haleon, Pfizer, GSK and certain Scottish limited partnerships controlled by GSK. The Registration Rights Agreement will terminate once each of (i) Pfizer and (ii) GSK and the Scottish limited partnerships, own one percent or less of Haleon's outstanding ordinary shares.

Operational review

Revenue by product category for the nine months ended 30 September 2022:

	Revenue (£m)		Revenue change (%)
	2022	2021	Reported	Constant currency1	Organic1
Oral Health	2,225	2,061	8.0%	5.9%	5.6%
VMS	1,253	1,106	13.3%	7.1%	7.0%
Pain Relief	1,896	1,674	13.3%	9.1%	8.9%
Respiratory Health	1,140	781	46.0%	39.9%	39.8%
Digestive Health and Other	1,566	1,443	8.5%	2.6%	5.1%
Group revenue	8,080	7,065	14.4%	9.9%	10.3%

1. Definitions and calculations of non-IFRS measures can be found on pages 8-12.

Oral Health

●     Sensodyne delivered mid-single digit revenue growth reflecting underlying brand strength, continued innovation and strong growth across key markets including Asia Pacific.
●     Parodontax saw high-single digit revenue growth with double digit growth across Asia Pacific and North America and mid-single digit growth in EMEA and LatAm.
●     Denture Care revenue was up high-single digit as a result of strong growth in EMEA and LatAm.

VMS

●     Centrum revenue up high-single digit and Emergen-C down low-single digit.   Both brands grew strongly in H1, offset by declines in Q3 due to challenging prior year comparators.
●     Caltrate revenue increased high-single digit.

Pain Relief

●     Panadol revenue up mid-teens percent reflecting a successful post COVID-19 vaccination campaign and activation to meet increased demand during the Omicron wave in H1 offset slightly by low-single digit growth in Q3.
●     Advil growth up mid-teens percent benefitting from retailer stocking patterns, recent price increases combined with continued market activation and retailer stocking patterns in the US.
●     Low-single digit growth from Voltaren primarily driven by strength in China and US, partially offset by a decline in Germany.

Respiratory Health

●     A strong H1 cold and flu season, well ahead of the historically low season in 2021 was supported by continued incidences of COVID-19 and cold and flu during Q3 underpinning the results across all regions.  Cold and flu sales added 4% to group revenue growth in the first nine months.

Digestive Health and Other

●     Digestive Health which is around half of this reported product category saw low single digit growth.
●     Smokers health grew low-single digit and Skin health grew mid-single digit.

Geographical segment performance

Revenue by geographical segment for the nine months ended 30 September:

	Revenue (£m)		Revenue change (%)
	2022	2021	Reported	Constant currency1	Organic1	Price1	Vol/Mix1
North America	2,974	2,524	17.8%	7.4%	7.7%	2.9%	4.8%
EMEA and LatAm	3,205	2,907	10.3%	11.0%	12.1%	5.6%	6.5%
APAC	1,901	1,634	16.3%	12.0%	11.2%	2.9%	8.3%
Group	8,080	7,065	14.4%	9.9%	10.3%	4.0%	6.3%

1.     Price and Volume/Mix are components of Organic Revenue Growth. Definitions and calculations of non-IFRS measures can be found on pages 8-12.

North America

●     Organic revenue growth in North America was +7.7%, with +2.9% price and +4.8% volume/mix.
●     Oral Health - revenue up low-single digit, with Sensodyne stable as was adversely impacted by a change in retailer inventory levels as well as cycling the advance purchasing ahead of pricing in Q4 2021. Good growth in Denture Care and parodontax.
●     VMS - revenue stable due to strong Centrum and Emergen-C growth in H1 offset by a decline in Q3 and the challenging prior year comparators of over 45% and 55% respectively.  Underlying consumption remained broadly steady throughout the year.
●     Pain Relief - double digit revenue growth driven by Advil.
●     Respiratory Health - revenue up nearly 40% helped by a strong H1 season and sustained incidences of cold and flu and COVID-19, successful market activation, pricing and favourable retailer stocking patterns.
●     Digestive Health and Other - revenue up low-single digit with strong growth in Chapstick offset by weakness in Smokers Health during H1.

Europe, Middle East & Africa (EMEA) and Latin America (LatAm)

●     Organic revenue growth in EMEA and LatAm was +12.1%, with +5.6% price and +6.5% volume/mix.
●     Oral Health - high-single digit revenue growth driven by strong growth across the category, particularly Denture Care.
●     VMS - low-double digit revenue growth driven by double digit growth in Centrum and local strategic brands.
●     Pain Relief - low-single digit revenue growth largely reflecting high-single digit growth in Panadol, partially offset by a mid-single digit decline in Voltaren.
●     Respiratory Health - revenue up mid 40% due to a strong H1 cold and flu season significantly ahead of 2019 levels which continued into Q3 alongside increased retailer stocking ahead of Q4.
●     Digestive Health and Other - revenue up double digit with good results in all categories.
●     Continuing the momentum from H1, over 40% revenue growth in Latin America and over 20% growth in Middle East & Africa underpinned the first 9 months revenue. Additionally, Europe revenue grew high single digits with high-single digit revenue growth in Northern and Southern Europe as well as high-teens percent revenue growth in Central and Eastern Europe, partly offset by a decline in Germany.

Asia-Pacific

●     Organic revenue growth in Asia-Pacific was +11.2%, with +2.9% price and +8.3% volume/mix.
●     Oral Health - low-double digit revenue growth in Oral Health reflected by strong growth in India, partly offset by a mid-single digit decline in China driven by COVID-19 related lockdowns.
●     VMS - high single digit revenue growth supported by successful immunity campaigns in China by Centrum and Caltrate and Centrum in Taiwan.
●     Pain Relief - revenue growth in the low twenties percent benefitting from successful Panadol activation and execution in markets including Australia, New Zealand, Malaysia and Taiwan relating to COVID-19 and a successful vaccination campaign.
●     Respiratory Health - continued rebound in cold and flu season resulted in revenue up mid twenties percent.
●     Digestive Health and Other - revenue stable due to weakness in Skin health and Smokers health brands.
●     Performance in South-East Asia and Taiwan and India was particularly strong in first nine months with revenue up high twenties and high teen percent respectively.  Revenue in China increased high single digit despite a slow down in the second quarter due to COVID-19 related lockdowns which started to ease in the third quarter.

Operating profit and margin

Operating profit increased by 18.1% to £1,469m (9 months 2021: £1,244m) and operating profit margin increased by 60bps to 18.2% (9 months  2021: 17.6%). Adjusted operating profit increased by 18.7% at actual exchange rates to £1,916m (Q3 2021: £1,614m), an increase of 11% at constant currency.

Adjusted operating margin of 23.7% increased 30 basis points at constant exchange rates or 90 basis points at actual exchange rates. The positive benefit from pricing and volume/mix leverage from revenue combined with efficiencies more than offset higher commodity costs, inflationary pressures and new standalone costs.

Across the regions, Asia Pacific adjusted operating margin declined driven by higher commodity costs, inflationary cost pressures, increased freight and new standalone costs only partly offset by positive leverage from revenue growth. EMEA and LatAm adjusted operating margin was broadly flat and slightly positive before foreign exchange movements. Standalone costs, incremental freight and higher commodity costs offset the positive impact from sales growth and delivery of synergies. North America saw an increase in adjusted operating margin at both actual and constant currency reflecting the benefit of broad based sales growth, partially offset by standalone costs and incremental freight and commodities inflation.

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE NINE MONTHS ENDED 30 SEPTEMBER (unaudited)
	2022	2021
	£m	£m

Revenue	8,080	7,065
Cost of sales	(3,050)	(2,694)
Gross profit	5,030	4,371

Selling, general and administration	(3,375)	(2,975)
Research and development	(218)	(183)
Other operating income	32	31
Operating profit	1,469	1,244

Finance income	50	13
Finance expense	(160)	(14)
Net finance costs	(110)	(1)

Profit before tax	1,359	1,243

Income tax	(450)	(341)

Profit after tax for the period	909	902
Profit for the period attributable to:
Shareholders of the Group	862	862
Non-controlling interests	47	40

Adjusted results for the nine months ended 30 September 2022 and 30 September 2021 (unaudited)

The following tables set out a reconciliation between IFRS and Adjusted Results for the nine-month period ended 30 September 2022 and 30 September 2021:

£m Nine months ended 30 September 2022	IFRS results	Net amortisation and impairment of intangible assets1	Restructuring costs1	Separation and admission costs1	Disposals and others1	Adjusted results
Revenue	8,080	-	-	-	-	8,080
Cost of sales	(3,050)	50	10	-	2	(2,988)
Gross profit	5,030	50	10	-	2	5,092
Gross profit margin %	62.3%					63.0%
Selling, general and admin	(3,375)	-	16	371	31	(2,957)
Research and development	(218)	-	(3)	-	-	(221)
Other operating income	32	-	1	-	(31)	2
Operating profit	1,469	50	24	371	2	1,916

£m Nine months ended 30 September 2021	IFRS results	Net amortisation and impairment of intangible assets1	Restructuring costs1	Separation and admission costs1	Disposals and others1	Adjusted results
Revenue	7,065	-	-	-	-	7,065
Cost of sales	(2,694)	36	36	-	-	(2,622)
Gross profit	4,371	36	36	-	-	4,443
Gross profit margin %	61.9%					62.9%
Selling, general and admin	(2,975)	-	71	178	63	(2,663)
Research and development	(183)	9	8	-	-	(166)
Other operating income	31	-	-	-	(31)	-
Operating profit	1,244	45	115	178	32	1,614

1.   Description of the Adjusting Items can be found on page 9

Organic revenue growth for the nine months ended 30 September 2022 and 30 September 2021 (unaudited)

	Geographical Segments
Nine months ended 30 September 2022 vs 2021 (%)	North America	EMEA and LatAm	APAC	Total
Revenue Growth	17.8	10.3	16.3	14.4
Organic Adjustments	0.4	1.2	(0.9)	0.4
of which:
Effect of Acquisitions	-	-	(1.0)	(0.2)
Effect of Disposals	0.2	0.6	-	0.3
Effect of MSAs	0.2	0.6	0.1	0.3
Effect of Exchange Rates	(10.5)	0.6	(4.2)	(4.5)
Organic Revenue Growth	7.7	12.1	11.2	10.3
Price	2.9	5.6	2.9	4.0
Volume/Mix	4.8	6.5	8.3	6.3

	Product Categories
Nine months ended 30 September 2022 vs 2021 (%)	Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health and Others	Total
Revenue Growth	8.0	13.3	13.3	46.0	8.5	14.4
Organic Adjustments	(0.3)	(0.2)	(0.2)	-	2.7	0.4
of which:
Effect of Acquisitions	(0.3)	(0.3)	(0.4)	-	-	(0.2)
Effect of Disposals	-	0.1	0.2	-	1.1	0.3
Effect of MSAs	-	-	-	-	1.6	0.3
Effect of Exchange Rates	(2.1)	(6.1)	(4.2)	(6.2)	(6.1)	(4.5)
Organic Revenue Growth	5.6	7.0	8.9	39.8	5.1	10.3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Dated: November 10, 2022	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary